HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061


                               September 28, 2009

Jessica Kane
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Flexible Solutions International, Inc.
            Registration Statement on Form S-3
            File No. 333-158962


      Amendment No. 2 to the Company's registration statement on Form S-3 has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated August 20, 2009. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                  Page Number

1.       Comment complied with. 15

2.       Comment complied with.                                    Exhibit 5

3. This is to confirm that the Company's principal executive officer and principal financial officer, with respect to the Company's fiscal year ended
         December 31, 2008, concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level.

         The Company will comply with this comment in future
         Exchange Act filings.

          In future fillings,  the Company will not include
          additional  language not  contained  in Exchange Act
          Rule  13a-15(e)  when  disclosing  the Company's
          conclusion  regarding the  effectiveness  of its
          disclosure controls and procedures.                          N/A

       If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                 HART & TRINEN, L.L.P.


                                  /s/ William T. Hart

                                 William T. Hart